January 26, 2007

Barry Florescue, Chief Executive Officer
Renaissance Acquisition Corp.
50 E. Sample Road, Ste. 400
Pompano Beach, FL 33064

      Re: **Renaissance Acquisition Corp.**
              Amendment No. 5 to Registration Statement on
              Form S-1
              File No. 333-134444
              Filed January 23, 2007

Dear Mr. Florescue:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Rule 10b-18

1. In the company's response letter, it states that the trading plan requires the broker to make all purchases in accordance with Rule 10b-18, "including the requirements set forth in Rule 10b-18 (a)(13(IV) relating to purchases effected during the period from the time of a public announcement of, until the completion of, a merger, acquisition or similar transaction." However, if the purchases under the trading plan are to be conducted during the period commencing "10 business

days after the company files the Signing [sic?] 8-K with the SEC and ending on the business day immediately preceding the record date for the meeting of stockholders at which the business combination is to be approved" how do the purchases not fall within Rule 10b-18's "merger exclusion" language? The concern is that the disclosure not be misleading in representing that the safe harbor is available at a time when it may not be. Perhaps some clarification language could be added.

2. If the company's Chairman/CEO (Mr. Florescue) has no discretion as to when the open market purchases (as part of the limit order repurchase plan) are to take place and at what prices they are made, but are apparently to be controlled by the underwriter/broker-dealer Landenburg, how is Landenburg not acting as an "agent independent of the issuer"? Again, perhaps some clarification language could be added.

Regulation M

3. Please provide a Regulation M analysis as to when the restricted period would commence with respect to the anticipated acquisition/business combination, including any relevant valuation periods. Also, the company's response letter states that "the trading plan contemplates that Mr. Florescue's purchases will take place after the execution of a definitive agreement for a business combination" – please explain how this is consistent with the company's earlier statement regarding the timing of the purchases (i.e., "10 business days after the Company files the 8-K with the SEC . . .").

4. In response to the comment about compliance with Regulation M, the company states that, because the purchase plan was executed more than 5 business days prior to the date of the pricing of the IPO, the bid was made outside the restricted period and, therefore, does not violate Regulation M. What about the disclosure of the purchase agreement in the registration statement for the IPO as constituting a "bid" during the Regulation M restricted period? (*see Key Hospitality* no-action letter at http://www.sec.gov/divisions/marketreg/mr-noaction/keyhosp101205. htm).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Questions on disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler
        Fax: (212) 698-3599